HAND & HAND PC

24351 Pasto Road #B

Dana Point CA 92629

(949) 489-2400

Facsimile (949) 489-0034

August 12, 2008

Thomas Kluck

Branch Chief

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

            Re:       Solarte Hotel Corporation

                        Registration Statement on Form F-1

                        Filed July 11, 2008

                        File No. 333-152294

Dear Mr. Kluck:

            In response to your comment letter we respond as follows:

General

1.          We note that the Company has filed its registration statement on Form F-1.  Please advise us whether Karen E. Camp is a U.S. resident.

Karen E. Campo is not a US resident.

2.          We note that you are registering the transfer of 100,000 shares from JK Advisers Hedge Fund.  We also note that you were formed and issued shares privately in May 2008.  It appears that the entire transaction contemplated includes the resale by the members of the fund.  As such, please revise the selling shareholders disclosure throughout this document to include the sale by those members and identify them or advise.  Please see Item 9(D) of Form 20-F.

Complied. The list of selling shareholders now includes all of these persons.

3.                  In connection with the preceding comment, we note that 100,000 shares were recently and are now being distributed to the members of JK Advisers.  We note that the remaining shares are all held by your control person.  As such, you are now registering the offering of 100% of the shares not held by your control person.  The sale by the members of JK Advisors will be the first primary distribution of your shares into the public market.  The sales of these shares will facilitate a market for your securities.  Thus, it appears that the offering is a primary offering being made “by or on behalf of” the issuer.  In order to conduct this type of offering, the issuer must be eligible to use Rule 415(a)(4) of Regulation C.  Since the issuer does not qualify to conduct an “at the market” offering under that provision, please revise the registration statement to price all securities offered in this prospectus for the duration of the offering, and to indicate this specific price where appropriate in the prospectus.  Also revise to name all selling shareholders as underwriters.  Lastly, since this is a primary offering, the offering must be prompt and continuous for the duration of the offering.

Complied by removing any statement that the selling shareholder shares will be offered at any price other than $.10 per share; by listing the selling shareholders by mail; and (on the cover page)  to note that these persons may be deemed to be underwriters.This disclosure was already included in the Plan of Distribution section

4.                  Please revise to include page numbers in your next amendment.

Complied.

5.          Please revise to include a plan of operations section to discuss your operations for the next 12 months after the offering.  Provide a detailed timeline and highlight milestones associated with the start up of your business.  Discuss the cost associated with each milestone.

Complied.

6.                  Item 4 of Form F-1 specifically request that you provide information required by Part I of Form 20-F.  For items in Part I of Form 20-F that you have omitted, please tell us, in your response letter, why you omitted such items.  For instance, we note the omission of Item 1 to Part I, in addition to other items and sub-items.

Complied. Although in most cases this information was already contained in the document, we have added more information responsive to the request. Item 1, we added more disclosure in the Management, Interest of Named Experts and Counsel,  and Experts sections Item 2 is contained in the Plan of Distribution Section. Item 3A  Selected Financial Data is located in the Prospectus Summary. We have added a Capitalization Section in response to Item 3B. Item 3C is contained in the Use of Proceeds Section. Item 3D is contained in the Risk Factors Section. Item 4 is contained in the Business Section. Item 4A is not applicable since the issuer is not a seasoned issuer or large accelerated filer .  Item 5 is contained in Plan of Operations. Item 6 is contained in Management. Item 7 in Principal Shareholders and Certain Transactions. Item 8 is provided by way of the financial statements. Item 9 is on the cover page and under Plan of Distribution. All the other required items of Part I are included in the prospectus. A detailed cross reference Part I follows this letter.

7.                  We note the reference to the investment fund that provided you with $20,000.  Please clarify throughout that the control person of the fund is your counsel, if true.

Complied in the Background caption under Business, in the Selling Stockholder section and in Part II Item 7.

Prospectus Cover Page

8.                  Please limit the disclosure on the cover page of the prospectus to the information required by Item 501 of Regulation S-K.

Complied.

Prospectus Summary

9.                  We note here and throughout the document you have the company’s phone number listed as (000) 000-0000.  Please revise to disclosure your telephone number.

Complied by statements that we do not have a telephone number at present.

10.              Please revise the risk factor subheadings to highlight the risk and the harm that would be experienced if facts disclosed materialize.  As written, your subheadings only highlight facts.

Complied.

11.              Please revise to include a risk factor to discuss the risk associated with this being a best efforts and no minimum offering.

Complied.

We have significant capital requirements in connection with our business and we have no operating history.

12.              In the narrative of this risk factor, we note the disclosure that you have no experience in hotel development.  The risk or lack of experience is separate and different from the risks disclosed in the subheading.  Please revise to provide a separate risk factor to highlight the risk associated with your management not having any prior experience in hotel development, if true.

Complied by adding a separate risk factor.

Additional Information

13.              Please revise to update the address of the public reference room.  Please see our website at www.sec.gov.

Complied.

Dilution

14.              Please explain how you arrived at the values disclosed in the second paragraph.  Also, your dilution table reflects shares purchased by public investors of 3,000,000.  We note in other parts of your document that you are only offering 1,500,000 shares.  Please clarify or revise accordingly.

Complied by correcting the reference to 3,000,000 shares to 1,500,000 shares in the table. In response to your question regarding the calculation of the numbers in the second paragraph:

Net tangible book value of $23,900—taken from the balance sheet

Net tangible book value per share--$23,900 divided by the number of shares outstanding as of June 30, 2008 (3,100,000) equals $.008

Net tangible book value after offering--$23,900 plus the net proceeds of $290,000 equals $303,900

Per share net tangible book value-$303,900 divided by number of shares if maximum is sold (4,600,000) equals $.068

Increase in net tangible book value per share--$.068 minus $.008 equals $.060 (stray “4” digit in the paragraph but correct in the table).

Dilution to public stockholders—public offering price of $.20 minus book value per share after offering of $.068 equals $.132

Use of Proceeds

15.              Considering this is a no minimum best efforts offering, please revise this section to account for the different levels of proceeds you may raise.  For instance, please discuss how you would spend the proceeds if only 25%, 50%, or 75% of the offering is sold.  Discuss the priority of the uses of proceeds.

Complied by adjusting the table and indicating that the proceeds will be used in the order in the table.

16.              We note the closing date of the purchase contract has already passed.  Please revise to update the status of this disclosure.

Complied. See paragraph numbered 1 under Plan of Operations.

17.              In general, we note disclosure in this section that is more appropriate for a business or plan of operations section.  Please relocate disclosure that deals with your business and future operations to the appropriate sections.  Also, the discussion of forward looking information should not be included in the use of proceeds section.

Complied.

18.              We note the disclosure here than an ROP provides the right to “use and exploit the property, without the payment of rent or taxes, for a term of years.”  In your business section, please revise to quantify the “term of years” and clarify if that phrase also applies to rents.

Complied. See the first paragraph under the caption “Business-General.”

19.              We note that development of the property is dependent on an ecological study verifying that there is no coral or sea grass.  Please revise your risk factors section to include a risk factor addressing the fact that you have not yet obtained the study for which development is dependent upon.  Also, clarify, in the appropriate section, if the management that conducted the visual inspection has any experience with confirming, for ecological purposes, the presences of coral or sea grass.

Complied. A new risk factor has been added and additional disclosure added in the Plan of Operation section.

20.              We note the disclosure of estimated construction and development cost in this section and your belief that you would be able to complete this project with the offering proceeds.  Please provide us with the basis for the noted estimated costs.  In the appropriate section, please revise to discuss arrangements you have with contractors for the development of the property, if any.

Complied. Our basis for the construction  costs of $90 per square foot, the palapa remodel cost, and the solar/water catchment costs are based upon non-binding discussions with local builders and architects. The cost includes the architectural design and supervision. The ecological survey is based on quotes from local engineers. Marketing and working capital is based upon a survey of the competitor’s operations. The remodeling and construction processes are both uncomplicated.

21.              We note the disclosure about the funds being required at a certain point and the potential of a loan from your officer.  Please revise to clarify the time frame when money would be required.

Complied. See item 3 in the Plan of Operations.

Business

22.              Please revise to discuss the material terms of your purchase contract in this section.

Complied. See first paragraph under “Business-General.”

23.              We note disclosure elsewhere that Karen E. Campo will fund your development if proceeds are not available.  Please revise to discuss Ms. Campo’s ability to provide funding.

Complied. See first paragraph under “Business-General.”

Competition

24.              Please revise to disclose the number of hotels you will compete with on Solarte Island.

Complied.

Employees

25.              Please revise to provide your current employee data.

Complied.

Plan of Distribution

26.              We note that this offering will be conducted through Karen E. Campo.  Please revise to clarify the exemption she will rely upon in conducting this offering. If she will rely on Rule 3a4-1, please tell us supplementally how each element of the safe harbor will be met.

Complied. Ms. Campo is not subject to a statutory disqualification. She will not be compensated, directly or indirectly,  for her selling efforts. She is not and has not been an associated person of a broker dealer for the past 12 months. She intends to perform substantial duties following the offering, which duties will not involve transactions in securities. She has not participated in any other offering in the last 12 months.

Undertakings

27.              Please review the undertakings under Item 512 of Regulation S-K and tell us why you did not include the undertakings of Item 512(a)(4) and 512(a)(5)(ii).

Complied.The undertakings were inadvertently left out.

Exhibit

28.              Exhibit 10, which should be your purchase contract, is not visible on EDGAR.  Please file an accessible version of the purchase contract with your next amendment.

Complied.

29.              Please tell us why 1.6 million shares included in your legality opinion when you are only offering 1.5 million.

There are 1.5 million shares offered by the company and 100,000 by the Selling Stockholders.

Very truly yours,

Jehu Hand

JH:kp